Exhibit (a)(1)(xv)
FORM OF E-MAIL DESCRIBING AMENDMENT NO. 2
Dear Lakes Employees and Directors:
    It has come to our attention that there was a typographical error on the dates referenced in one of the sections of our Amendment No. 1 to the Schedule TO filing made yesterday. As a result, we are filing Amendment No. 2 to the Schedule TO today to correct this error. This does not change anything about the terms of the offer from the information you have already received. The offer is still set to expire on September 22, 2009 at 11:00 PM CDT. Attached to this e-mail is a copy of our Amendment No. 2 to the Schedule TO.
Please contact me if you have any questions about Amendment No. 2. As a reminder, you may contact me about these matters by facsimile at 952-449-7068, attention Damon Schramm, or by e-mail to optionexchange@Lakesentertainment.com.